December 3, 2007

The Securities and Exchange Commission
Attention: Larry Spirgel
450 Fifth Street, N.W.
Washington, DC, 20549

Subject:	Superclick Inc. Form 10-KSB filed January 30, 2007 for the year ended October 31, 2006.
File Number:	333-31238

Mr. Spirgel,

We have received your letter dated November 19, 2007 requesting commentary on certain areas of the 10-KSB for the year ended October 31, 2006 as filed January 30, 2007.

We also acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

All queries have been addressed below and we look forward to finalize the review at your earliest. During the process should you require further details or information, please do not hesitate to contact the undersigned.

Regards,

/s/jean perrotti
Jean Perrotti
Chief Financial Officer

Form 10KSB for fiscal year ended October 31, 2006 and Form 10-QSB for the three and nine months ended July 31, 2007

1.	We formally acknowledging that

a.	The company is responsible for the adequacy and accuracy of the disclosure in our filings;
b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
c.	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.	Noted

3.	We intend to revised our Consolidated Statement of Shareholder’s Equity and amend our 2006 10-KSB and all three 2007 quarterly filings accordingly.

4.	Pursuant to discussions with SEC staff over the phone this matter was resolved to leave unchanged the Company’s accounting for the cashless exercise of our stock options.

5.	We intend to revise the reference to “generally” in our equipment revenue recognition policy in our amended 2006 10-KSB and all three 2007 quarterly filings.

6.	The original notes contained a conversion privilege allowing the holder to convert their note at a conversion price of $0.50.

7.	We intend to amend our 2006 10-KSB and all three 2007 quarterly filings to reflect the cumulative effect adjustment accordingly.

8.	Noted